
CAMBREX





2002 CAMBREX CORPORATION SUMMARY ANNUAL REPORT





Innovation. Experience. Performance.

Mission

We will contribute to the vital business of human health as an innovative provider of essential products and services to the life sciences industry. We will provide knowledge-based solutions to accelerate and improve therapeutic development and provide premium service from drug discovery to the patient.

We will continue to invest in technology, leading the life sciences industry in innovation.

We will operate within the industry's highest quality standards, with uncompromising integrity and ethics and respect for all employees, the environment and the communities in which we live and work.

We will offer our shareholders superior returns through the implementation of a successful growth strategy.

Innovation:

Bringing new ideas to our products

Exploring better ways of serving our customers

Experience:

Providing knowledge-based solutions

Performance:

Delivering premium products and services

Anticipating our customers' needs - exceeding their expectations

2002 Financial Highlights

(in thousands, except per share amounts)			
Years Ended December 31,	**2002**	**2001 (a)**	**2000 (a)**
Gross sales	$ 522,176	$ 499,194	$ 492,544
Net revenues	526,943	498,855	492,095
Gross profit	200,176 (b)	179,335 (b)	177,495
Operating profit	59,483 (b)	45,016 (b)	77,514
Net income	36,233 (b)	25,312 (b)	46,707
Earnings per share (Diluted)	1.37	.96	1.79
Excluding effect of special charges and including FASB No. 142 adjustment in 2001 and 2000			
As adjusted net income	51,991	54,183	53,170
As adjusted earnings per share (Diluted)	1.96	2.05	2.03
Average shares outstanding (Diluted)	26,520	26,495	26,157
Total assets	867,528	818,375	681,617
Stockholders' equity	$ 412,682	$ 345,098	$ 330,995



Earnings Per Share
(Diluted)
2.25
2.00
1.75
1.50
1.25
1.00
.75
.50
.25
(b)
(b)
(b)
2000
2001
2002

Common Stock Data as reported on the New York Stock Exchange (NYSE)

	Closing Sale Price	
2002	**High**	**Low**
First Quarter	$ 44.30	$ 38.33
Second Quarter	$ 43.66	$ 37.44
Third Quarter	$ 39.88	$ 30.95
Fourth Quarter	$ 37.97	$ 24.10
2001	**High**	**Low**
First Quarter	$ 48.11	$ 39.38
Second Quarter	$ 56.99	$ 40.28
Third Quarter	$ 53.52	$ 33.53
Fourth Quarter	$ 43.60	$ 33.47

The quarterly dividend on common stock is currently $.03 per share.

(a) The Company has restated its consolidated financial statements for the periods 1997 – 2001. During the fourth quarter 2002 management identified certain discrepancies related to intercompany accounts for the five year period 1997 – 2001 and concluded that certain administrative charges were not properly expensed in the prior periods. As a result, operating profit was overstated by approximately $1.7 million, $3.5 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997, and net income was overstated by approximately $1.3 million, $2.9 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997.

(b) Financial results in 2002 include total net special charges of $21.8 million ($15.8 million after tax) consisting of: Rutherford asset impairments and a facility closure of $9.5 million, severance costs of $1.0 million which were recorded in operating expenses, a related inventory write-down of $0.6 million recorded in cost of sales and a goodwill impairment of $4.0 million recorded in operating expenses; an accrual for Vitamin B-3 settlement and litigation costs of $10.0 million; an investment impairment of $3.1 million recorded in other expenses; a $2.6 million benefit related to an insurance settlement recorded in cost of sales; and a $3.8 million arbitration award recorded in other income. 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for a Vitamin B-3 provision. The proforma impact of FASB No. 142 on 2001 and 2000 was $12.7 million and $9.2 million, before tax, respectively and $8.8 million and $6.5 million, after tax, respectively.

Cambrex at a Glance


All
Other
3.9%
Rutherford
Chemicals
24.8%
Human
Health
40.0%
Biosciences
31.3%

Cambrex Focus

Founded in 1981, Cambrex Corporation (NYSE:CBM) is a leading, innovative supplier of human health and biosciences products to the life sciences industry and a manufacturer of specialty and fine chemicals.

The global markets we serve are: innovative and generic pharmaceutical markets; bioresearch, biotherapeutic and biopharmaceutical markets, including universities, research organizations and the government; and specialty and fine chemicals in a variety of markets.


Human
Health
40.0%

Human Health ________________ $209,074 [1]

The Human Health segment primarily consists of products derived from organic chemistry and regulated by the FDA or other government agencies. Products are supplied to innovative pharmaceutical and generic drug companies. Products are manufactured under cGMP or ISO 9000 certification.

In addition to its supplying products, Cambrex provides custom development, custom manufacturing, contract research, route selection, process development and analytical services to large and emerging innovative pharmaceutical companies.


Biosciences
31.3%

Biosciences ________________ $163.302 [1]

The Biosciences segment consists of products and services supplied to the life sciences market to support research, drug development and the production of biopharmaceuticals. The segment includes bioassay products and services, cell and molecular biology products, endotoxin detection products, custom manufacturing and contract biopharmaceutical manufacturing services.

Bioresearch products for molecular biology and cell biology are supplied to customers in academia, the government, and biotechnology and pharmaceutical companies and are used in the discovery, screening and ADMET testing of new drugs.

Endotoxin detection products are used by quality assurance departments in pharmaceutical and biotechnology companies in the FDA required testing of all injectable therapeutics and implantable medical devices. Products include endotoxin detection kits, software and equipment.


Rutherford
Chemicals
24.8%

Rutherford Chemicals ________ $129,318 [1]

The Rutherford Chemicals segment is comprised of feed additives and intermediates used in animal health products and agricultural applications and performance enhancing chemicals and polymer systems. Performance enhancing chemicals substantially improve the usefulness, properties or performance characteristics of the end product.

Products in the polymer systems group perform different roles in the final polymers and are used in complex urethanes, plastics and coatings.


All
Other
3.9%

All Other __________________ $20,482 [1]

The All Other segment is comprised of the non-human health products manufactured at certain operating sites which are otherwise part of the Human Health segment.

[1] Gross Sales

Cambrex is headquartered in East Rutherford, New Jersey, with 2002 gross sales of $522.2 million and approximately 2,200 employees in the United States, Europe and Asia.

The strategy to create shareholder value is to provide innovative products and services to accelerate drug discovery, development and manufacturing processes for customers focused on human health and the prevention of disease.

The Company's strategy includes becoming a pure life sciences company with growth being driven by innovative, new product introductions and the prudent acquisition of companies and technologies to enhance our portfolio of capabilities. Cambrex will leverage its strengths and technology platforms across the global organization and will provide best-in-class service from drug discovery to the patient.

Product Groups	**Principal Products**
Active Pharmaceutical Ingredients Pharmaceutical Intermediates Imaging Chemicals	Amiodarone, Diltiazem, Sotalol, Lorazepam, Tramadol, Sulfasalazine, Mesalamine (5-amino-salicylic acid) and x-ray contrast intermediates

Services for FDA regulated applications include contract development and manufacturing services for biopharmaceuticals, media development, optimization and manufacturing and cell therapy services for companies developing therapeutics. The products are manufactured under cGMP.

Product Groups	**Principal Products**
Cells and Media Endotoxin Detection Contract Biopharmaceutical Manufacturing Electrophoresis, Chromatography and Other	***Clonetics***™ and ***Poietics***™ cells and specialized media, cell culture media, cell expansion and cell banking, growth factors, bioluminescent assays, buffers, molecular and cell biology reagents, ***SeaKem***®, ***NuSieve***®, ***MetaPhor***®, ***Long Ranger***® and ***PAGEr***® brand products for DNA, RNA and protein electrophoresis, sequencing and mutation detection, ***BioWhittaker***™ endotoxin detection reagents, readers and automated instruments

Product Groups	**Principal Products**
Vitamin B-3 Agricultural Intermediates Performance Enhancing Chemicals Personal Care Ingredients Polymer Systems Other	Niacinamide, feed grade niacinamide, pyridine and pyridine derivatives, coatings additives and intermediates, 4,4'-dichlorodiphenyl sulphone (DCDPS) a monomer for polyether sulphone plastics, ethylene maleic anhydride copolymer (EMA), alkenyl succinic anhydrides

Product Groups	**Principal Products**
Animal Health Products/Agricultural Intermediates Performance Enhancing Chemicals	***3-Nitro***®, 5-nitroisophthalic acid (5-NIPA), 4-aminobenzoic acid (PABA), sodium-p-sulfophenyl methallyl ether (SPME)

To Our Shareholders

The year 2002 started with expectations of an economic recovery. While the economy displayed some signs of revitalization in the first half of the year, the last six months slowed considerably.

Several of our customers' segments experienced earnings pressure. Research spending continued to grow but at a slower rate in commercial, academic and government arenas. Large pharmaceutical companies suffered from fewer new product approvals. Emerging pharmaceutical and biotechnology companies found it more difficult to get funding.

To face these challenges, pharmaceutical and biotechnology companies continued the race to introduce new therapeutics with a focus on moving drug leads through the development pipeline quickly and cost effectively. Cambrex is well positioned to help therapeutic companies by providing essential ingredients and unique high quality products and services to accelerate drug development from drug discovery through to therapeutics.

Gross sales for 2002 increased by 4.6% and net income, excluding special items, decreased by 4.0%. The life sciences businesses continued to grow with gross sales and gross profit up 14.6% and 17.8%, respectively. The life science segments now contribute 71.3% of our annual sales. Increases in contract biopharmaceutical manufacturing, cell culture products, cell therapy, generic active pharmaceutical ingredients and endotoxin detection products and services drove revenue gains in 2002.

This past year, we changed the names of the life sciences subsidiaries to Cambrex to leverage our company reputation across the market segments we serve and emphasize our innovation, experience and performance.

The Rutherford Chemicals segment continued to display weakness due to low demand in the industrial markets it serves: industrial and residential coatings, plastics, and telecommunications. These markets have been adversely affected by the general economy.

In December 2002, we engaged Banc of America Securities LLC as financial advisor to assist the company in investigating strategic alternatives for the Rutherford Chemicals business segment in support of completing Cambrex's goal of becoming a leading life sciences company.

Innovation: New Products and Technology

Cambrex is the market leader and innovator in endotoxin detection technology. In 2002, Cambrex introduced the first software for this market to fully comply with the FDA 21 CFR Part 11 regulation for electronic records and signatures. The software is used with Kinetic Limulus Amebocyte Lysate (LAL) used in endotoxin detection testing of human and veterinary drugs, biologics, water for injection systems, medical devices and raw materials for the presence of harmful levels of endotoxin that can be potentially fatal.

Absorption, distribution, metabolism, excretion and toxicology (ADMET) testing provides essential information *in vitro* on how a drug affects human physiology and is the last gate before clinical trials. Cambrex is a supplier to this high growth market with a broad line of normal human cells and cell-based bioassays.

As the market leader in normal human cells, Cambrex has the broadest line of cell systems for use in research across many diseases and conditions such as oncology, cardiovascular, central nervous system disorders, and bone and muscle disease. Several new cell systems were introduced this year. The ***Poietics***™ PreAdipocyte Cell System is a complete system optimized for research in obesity, diabetes, insulin sensitivity and weight gain and loss. The ***Poietics***™ Osteoclast Precursor System is used in the study of bone function and resorption, and diseases such as osteoporosis. The ***Clonetics***™ Human Skeletal Myoblast Cell System is used in the study of cellular development and differentiation, insulin uptake and resistance, tissue repair and basic muscle cell biology. Cambrex will continue to innovate in cell systems to enable faster and more cost effective research and drug discovery.

During 2002, Cambrex announced a cell therapy supply agreement with BioHeart, Inc. Cell therapy is the treatment of human disease by implanting cells that have been treated or altered outside the body to replace, repair or enhance the function of damaged tissue. BioHeart is developing cellular based therapies to regenerate heart muscle. BioHeart recently received FDA approval to initiate US-based clinical trials. Cambrex's experience in cell culture, custom manufacturing, regulatory compliance and its commitment to product quality and patient safety uniquely positions the company as a premium supplier in the emerging cell therapy market.

Investing in Future Growth
Cambrex initiated a number of capital investments in 2002 to support continued growth in life sciences.

In the Human Health segment, we began construction of new research and development laboratories in Paullo, Italy to support generic active pharmaceutical ingredient (API) development. The search for lower cost drug substitutes, the patent expiration of branded drugs, and the geographic expansion of the generic market continue to drive demand for generic APIs. To better serve our innovator pharmaceutical customers we upgraded research and development and quality control laboratories and added a new custom manufacturing production line in the Karlskoga, Sweden facility. We completed a small-scale pharmaceutical facility in Charles City, Iowa to support the manufacture of controlled substances. The new facilities also support the increasing number of custom development opportunities for drug candidates in clinical trials and the production of smaller-scale APIs.

In the Biosciences segment, investments included three new current Good Manufacturing Practices (cGMP) production suites in Walkersville, Maryland to support our cell therapy business and a new laboratory and pilot plant in Baltimore, Maryland to support new bioprocess development and scale-up services for clients with early-stage biologic therapeutics. We also approved an expansion to triple cGMP contract bioprocessing capacity in the Hopkinton, Massachusetts, and Baltimore, Maryland facilities to support customers with products in clinical trials and licensed therapeutics. The cell therapy and bioprocessing expansions support the increasing number of biotherapeutics in the development pipeline. The number of biotechnology drugs in development is expected to double by 2005.

Organization and Personnel:
In April 2003, Cyril C. Baldwin, Jr., one of the founders of Cambrex, will retire from our Board of Directors and become Director Emeritus. Mr. Baldwin's knowledge and expert guidance positioned the Company for its current success. George J. W. Goodman will also retire in April 2003. He has been a Director since 1981. Their wisdom and experience will be missed.

Peter van Hoorn, Ph.D., was appointed President, Cambrex Biopharmaceutical Business Unit.

Luke M. Beshar was appointed Senior Vice President and Chief Financial Officer.

Salvatore J. Guccione, with Cambrex since 1995, was appointed Executive Vice President, Corporate Strategy and Development.

Outlook
With a general economic recovery not certain, we must focus on our customers and on objectives that support growth, accelerate innovation and improve productivity in order to increase shareholder value.

In 2003, we will continue to invest in research and development to support growth in our life sciences business segments. At the same time, we are pursuing a $10 million productivity improvement and cost reduction program to improve our profitability. We plan to continue to examine acquisition and licensing candidates to enhance our technologies and services in areas such as cell and molecular biology, drug delivery and cGMP manufacturing capacity.



James A. Mack
Chairman of the Board
President and Chief Executive Officer

Life sciences companies serve the human health industry. Even in a difficult economic environment, these markets continue to grow. In discovery and drug development, investment in R&D continues as pharmaceutical and biotechnology companies race to provide new and innovative health care treatments and cures. Cambrex is positioned to profit from the growth in the human health industry as a major provider of products and services to support new drug development.

James A. Mack
Chairman of the Board
President and Chief Executive Officer

Human Health

"Cambrex provides the broadest product line of active pharmaceutical ingredients for generic pharmaceutical companies."

The Human Health segment is comprised of pharmaceutical ingredients manufactured under rigid quality standards using organic chemistry and custom services provided globally to innovative pharmaceutical and generic drug companies. The products are manufactured in facilities in Europe and North America. In 2002, revenues in the Human Health segment grew 4.6%.

Cambrex provides products and services to innovative drug companies that are focused on the development of new therapeutics to improve human health. Sales to innovative drug companies represent approximately 50% of the segment sales. Products include active pharmaceutical ingredients (APIs) and advanced pharmaceutical intermediates. Services include custom development and manufacturing.

Development services are provided to companies that need technical expertise, capacity and resources to accelerate the development of their new drugs. Development services include route selection, method development, clinical trials quantities, process development, process safety and environmental assessments and stability testing. The custom development pipeline contains over 40 active projects in support of our customers' clinical trials.

Manufacturing services are provided to companies that need to outsource the production of their APIs and advanced intermediates. Pharmaceutical companies outsource development and production of their pharmaceutical ingredients to reduce the time to market, manage limited internal resources, minimize capital investment and access technical capabilities that may not be available in house. Our ability to partner with these companies, deliver innovative technical and service solutions and understand and execute current Good Manufacturing Practices (cGMP) provides Cambrex a distinct position in the market.

Cambrex provides the broadest product line of APIs for generic pharmaceutical companies. Sales of generic APIs represent approximately 50% of the Human Health segment.

The Human Health segment includes over 100 APIs and 120 advanced intermediates for innovative and generic drug companies.

Alzheimer's disease is the most common form of dementia. Late-stage patients represent a substantial portion of the total Alzheimer's population. According to the Alzheimer's Association, it is projected that by 2050 more than 14 million people may develop Alzheimer's disease in the US alone.

*Merz Pharma GmbH & Co. KGaA has received approval from the European Commission for **AXURA®** for the treatment of moderately severe and severe Alzheimer's disease. Marketed in Germany since August 2002, **AXURA®** will become available in several European countries and other selected territories of the world.*

Our Landen, Belgium facility supplies Merz Pharma with the drug's active pharmaceutical ingredient, memantine.



In 2002, the Company received 180 qualified inquiries from innovative pharmaceutical companies for custom development and manufacturing services. The Company also introduced four new generic APIs.

The Company constructed a new small-scale cGMP pharmaceutical facility at the Charles City, Iowa plant to increase capacity for controlled substances and to support the growing number of development opportunities. Controlled substances are regulated by The Controlled Substance Act and the regulations are enforced by the US Drug Enforcement Administration.

At the Karlskoga, Sweden site, the research and development facilities were enhanced to support growing demand for custom development services and a new production line was added to the existing custom manufacturing capabilities.

Cambrex's proprietary enzymatic transformation technology was successfully scaled up at our Karlskoga, Sweden facility and other promising improvements are under way for production of advanced intermediates.

In early 2002, the Company announced a major expansion of the generic pharmaceutical research and development laboratory. The project, to be completed in early 2004, will double the size of the existing laboratory space at the facility in Paullo, Italy.

The Cambrex Center of Technical Excellence completed its second year of activity and contributed eleven custom development projects. In 2002, the Center shipped trial quantities of a new controlled substance. Advanced analytical equipment was installed to support custom development services.

Biosciences

"Cambrex, a leading cGMP contract biopharmaceutical manufacturer, now offers a comprehensive set of services including cell banking, media optimization, fermentation and purification development."

The Biosciences segment is comprised of products and services for the bioresearch and biotherapeutic markets. Customers include universities, research organizations, the government, pharmaceutical, biopharmaceutical and biotechnology companies. The segment includes endotoxin detection, cell culture and molecular biology products and services, contract biopharmaceutical manufacturing and process development services. Sales grew 30.7% in 2002 including the impact of the 2001 contract biopharmaceutical acquisitions.

The endotoxin detection business delivered double-digit growth in 2002 driven by our role as market leader for quality, service and innovation. We successfully launched the first software to comply with FDA 21 CFR Part 11 requirements for electronic records and electronic signatures for use with our endotoxin assays. The software is used with the Kinetic Limulus Amebocyte Lysate assays (LAL) for endotoxin detection testing of human and veterinary drugs, biologics, water for injection systems, medical devices and raw materials for the presence of harmful levels of endotoxin that can be potentially fatal. Our R&D team also completed development of the industry's first recombinant endotoxin detection product. We initiated a significant capacity expansion project to support growth in our endotoxin detection business. The project will be completed during 2003.

Cell culture products and services are used in drug discovery, disease research and biotherapeutic applications. Products include normal human cells and custom

A robotic liquid handling system allows us to evaluate large numbers of media components in the shortest amount of time. As a result, we can optimize media formulations for our customers' production cell lines while meeting aggressive development timelines.


P20/200

media for research, media for biotherapeutics and cell therapy services. For the bioresearch market, three new innovative products were launched in 2002, adding to the Company's market-leading portfolio of normal human cells and progenitor cells. The ***Poietics***™ Preadipocyte Cell System is an effective new tool for researchers studying obesity and metabolism. The ***Poietics***™ Osteoclast Precursor Cell System is a unique advancement for the study of bone function, useful for research into diseases such as osteoporosis. The ***Clonetics***™ Skeletal Myoblast Cell System is a relevant human model for the study of diseases such as diabetes, muscular dystrophy and heart disease.

In February of 2002, the Company announced the sale of its *in vitro* diagnostic product line. Sales revenue from this product line was $4.3 million in 2001. The divestiture permitted Cambrex to better focus resources on strategic, higher growth businesses, such as its ***Clonetics***™ and ***Poietics***™ human cells and cell culture products.

The cell therapy business grew by 45%. Cell therapy is the treatment of human disease by implanting cells that have been treated or altered outside the body to replace, repair or enhance the function of damaged tissue or organs. Cambrex plays a critical role for customers by assisting in bringing this new class of therapeutics to market. Services include process development, media optimization, cGMP manufacturing, testing and regulatory assistance.

During 2002, we signed agreements with companies offering important new therapeutic options for heart disease and acute kidney failure. We also constructed three new cGMP cell therapy manufacturing suites that became operational in January 2003.

With the acquisition of contract biopharmaceutical manufacturing capabilities in 2001, we began to integrate our strength and experience in media optimization with process development. Cambrex, a leading cGMP contract biopharmaceutical manufacturer, now offers a comprehensive set of services including cell banking, media optimization, fermentation and purification development. In addition, we are developing a plan that will eventually allow us to provide our customers with a complete range of testing services to complement our unmatched levels of development, manufacturing, quality and service.

Cambrex's contract biopharmaceutical manufacturing services are provided to customers at our Baltimore, Maryland and Hopkinton, Massachusetts cGMP facilities. Each of these sites operates process development labs as well as a variety of production suites and production lines that handle either mammalian cell culture or microbial fermentation.

The rapid growth in the market for biopharmaceutical development and manufacturing is fueled by current industry-wide capacity shortages and an increasing number of biotherapeutics in the drug development pipeline. To support this growth we announced expansions of our multi-user facilities in Hopkinton, Massachusetts and Baltimore, Maryland to support the production of clinical trial quantities and licensed products. We also began the construction of new process development laboratories, a pilot plant, and space for molecular biology and analytical services.

Cambrex has demonstrated superior and consistent quality control and a commitment to high quality assurance standards. This year, in addition to the FDA and the European Agency for the Evaluation of Medicinal Products, we have added Health Canada to the list of successful inspections at the Baltimore, Maryland facility. The Hopkinton, Massachusetts facility was successfully inspected by Team Biologics (a partnership formulated by the FDA between the Office of Regulatory Affairs and Center for Biologics Evaluation and Research). Expertise in regulatory compliance is critical to delivering products to our customers according to specifications and regulatory guidelines. Both Hopkinton, Massachusetts and Baltimore, Maryland manufacture a licensed product as well as clinical quantities.

In 2002, Cambrex improved its media optimization process with state-of-the-art robotics and non-animal origin (NAO) alternatives to improve product yield and purity. Pharmaceutical customers have been requesting NAO alternatives to avoid the possible contamination



Angel Mercado, Manufacturing Manager, Chris Dale, Director of Operations and Process Development and Paula Rosenhof, Manufacturing Associate, are reviewing column chromatography results in one of our Class 10,000 cGMP suites at Hopkinton, Massachusetts. Purification of recombinant biopharmaceuticals from fermentation or transgenic sources is performed in this suite and is one of the many contract manufacturing services we offer to biopharmaceutical companies.

or disease that could occur in animal origin media. Our stream-lined scale-up process and rigorous monitoring protocols minimize risk while maximizing efficiency to accelerate product development to clinical trials.

Cambrex continues to attract innovative companies with new technologies. In September of 2002, we entered an agreement with a major biotechnology company that requires purification of a novel transgenically derived therapeutic protein.

Rutherford Chemicals

"Rutherford Chemicals was formed in January 2002 as a new platform for the specialty and fine chemical businesses."

Rutherford Chemicals was formed in January 2002 as a new platform for the specialty and fine chemical businesses. It consists of CasChem, Bayonne, New Jersey; Heico Chemicals, Delaware Water Gap, Pennsylvania; Nepera, Harriman, New York; Seal Sands Chemicals, Middlesbrough, United Kingdom and Zeeland Chemicals, Zeeland, Michigan.

Rutherford Chemicals manufactures and supplies specialty and fine chemicals for niche applications to a globally diverse customer base in a variety of markets.

The past year was extremely challenging. The continued downturn in the global economy, with weak demand in many industrial markets, resulted in a decline in sales. Telecommunications, coatings, plastics and polymers and agrochemicals were the most affected market segments.

Several significant capital projects were completed during the year. In January 2002, our Bayonne, New Jersey facility successfully commissioned a new hydrogenation plant. This plant produces a range of hydrogenated castor oil products, including ***Castorwax***®, used in personal care applications including creams, lipsticks and antiperspirant sticks.

In May 2002, a new niacinamide plant was commissioned at our Harriman, New York facility. This facility is a continuous processing plant utilizing technology developed internally, which produces high quality niacinamide both in solid and liquid forms. Niacinamide is currently supplied to the human nutrition sector as a USP grade and to the animal nutrition sector as a feed grade. In 2003 ***Niasorb***™, a new absorbed form of niacinamide, will be launched into the animal nutrition market.

Also in May 2002, the Middlesbrough, United Kingdom facility successfully relocated and commissioned a kilo lab. This plant is based on 100 gallon glass-lined reactors, operates at temperatures as low as -40°C and can handle extremely moisture-sensitive compounds at the multi-kilo level. The facility will supply specialty reactive monomers, based on phosphocholine technology, to the contact lens industry.

In our continuing efforts to contain costs and improve manufacturing efficiencies, we discontinued production at the Carlstadt, New Jersey facility. ***Bufferites***® and catalysts, previously manufactured at this location, have been transferred to the Bayonne, New Jersey facility.



24.1%
18.3%
17.6%
16.3%
15.7%
8.0%
Performance Chemicals
Other
Agriculture Intermediates
Polymer Systems
Personal Care Ingredients
Vitamin B-3

Report of Independent Accountants

To the Shareholders and Board of Directors of Cambrex Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Cambrex Corporation and its Subsidiaries as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002 (not presented herein) appearing in the Annual Report on Form 10K of Cambrex Corporation; and in our report dated February 28, 2003, we expressed an unqualified opinion on those consolidated financial statements. Our report includes an emphasis of a matter paragraph stating that the consolidated financial statements for the periods 2000 and 2001 have been restated for certain intercompany transactions not properly expensed.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002, 2001 and 2000, and the related condensed consolidated statements of cash flows for each of the three years in the period ended December 31, 2002, and the related condensed consolidated statements of income for each of the five years in the period ended December 31, 2002 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

The 2001 and 2000 consolidated financial statements covered by this report have been restated for certain intercompany transactions not properly expensed.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 28, 2003

2002 Cambrex Corporation and Subsidiaries

Gross Sales By Product Segment

(dollars in thousands)

Years Ended December 31,	2002	2001	2000	1999	1998
Human Health	$ 209,074	$ 199,858	$ 187,420	$ 187,201	$ 139,464
Biosciences	163,302	124,973	96,232	83,887	65,968
Rutherford Chemicals	129,318	143,903	169,920	178,008	196,278
All Other	20,482	30,460	38,972	35,464	39,973
Total	$ 522,176	$ 499,194	$ 492,544	$ 484,560	$ 441,683

As a Percentage of Gross Sales

(dollars in thousands)

Years Ended December 31,	2002	2001	2000	1999	1998
Human Health	40.0%	40.0%	38.1%	38.7%	31.6%
Biosciences	31.3%	25.0%	19.5%	17.3%	14.9%
Rutherford Chemicals	24.8%	28.9%	34.5%	36.7%	44.4%
All Other	3.9%	6.1%	7.9%	7.3%	9.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Gross Profit By Product Segment

(dollars in thousands)

Years Ended December 31,	2002 (b)	2001 (b)	2000	1999	1998
Human Health	$ 92,671	$ 87,864	$ 82,873	$ 76,163	$ 74,464
Biosciences	85,346	63,193	50,815	42,088	32,321
Rutherford Chemicals	19,434	20,852	33,381	38,362	46,524
All Other	2,725	7,426	10,426	10,550	10,108
Total	$ 200,176	$ 179,335	$ 177,495	$ 167,163	$ 163,417

Gross Profit (%) By Product Segment

(dollars in thousands)

Years Ended December 31,	2002 (b)	2001 (b)	2000	1999	1998
Human Health	44.3%	44.0%	44.2%	40.7%	53.4%
Biosciences	52.3%	50.6%	52.8%	50.2%	49.0%
Rutherford Chemicals	15.0%	14.5%	19.6%	21.6%	23.7%
All Other	13.3%	24.4%	26.8%	29.7%	25.3%
Total	38.3%	35.9%	36.0%	34.5%	37.0%

Condensed Consolidated Income Statements

(dollars in thousands)

Years Ended December 31,	2002	2001 (a)	2000 (a)	1999 (a)	1998 (a)
Gross sales	$ 522,176	$ 499,194	$ 492,544	$ 484,560	$ 441,683
Net revenues	526,943	498,855	492,095	488,489	464,143
Operating expenses					
Cost of goods sold	326,767 (b)	319,520 (b)	314,600	321,326	300,726
Selling, general and administrative	98,563	91,651	85,714	77,904	77,428
Research and development	17,629	19,619	14,267	14,255	13,956
Restructuring and other charges	14,501 (b)	18,649 (b)	---	---	---
Vitamin B-3 provision	10,000 (b)	4,400 (b)	---	6,000 (b)	---
Total operating expenses	467,460	453,839	414,581	419,485	392,110
Operating profit	59,483	45,016	77,514	69,004	72,033
Other expenses	11,301	10,290	11,158	10,278	11,172
Income before income taxes	48,182	34,726	66,356	58,726	60,861
Provision for income taxes	11,949	9,414	19,649	20,823	22,522
Net income	$ 36,233	$ 25,312	$ 46,707	$ 37,903	$ 38,339

(a) The Company has restated its consolidated financial statements for the periods 1997 – 2001. During the fourth quarter 2002 management identified certain discrepancies related to intercompany accounts for the five year period 1997 – 2001 and concluded that certain administrative charges were not properly expensed in the prior periods. The resultant overstatement increased operating profit by approximately $1.7 million, $3.5 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997, and net income was overstated by approximately $1.3 million, $2.9 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997.

(b) Financial results in 2002 include total net special charges of $21.8 million ($15.8 million after tax) consisting of: Rutherford asset impairments and a facility closure of $9.5 million, severance costs of $1.0 million which were recorded in operating expenses, a related inventory write-down of $0.6 million recorded in cost of sales and a goodwill impairment of $4.0 million recorded in operating expenses; an accrual for Vitamin B-3 settlement and litigation costs of $10.0 million; an investment impairment of $3.1 million recorded in other expenses; a $2.6 million benefit related to an insurance settlement recorded in cost of sales; and a $3.8 million arbitration award recorded in other income. 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million for the initial Vitamin B-3 provision. The proforma impact of FASB No. 142 on 2001 and 2000 was $12.7 million and $9.2 million, before tax, respectively and $8.8 million and $6.5 million, after tax, respectively.

Condensed Consolidated Balance Sheets

(dollars in thousands)

December 31,	2002	2001 (a)	2000 (a)
Assets			
Current assets			
Cash and cash equivalents	$ 33,296	$ 23,696	$ 21,721
Trade receivables	79,571	73,789	76,299
Inventories	109,832	107,746	107,616
Deferred taxes and other current assets	53,059	38,737	27,735
Total current assets	275,758	243,968	233,371
Property, plant and equipment, net	310,501	287,605	287,338
Intangible and other noncurrent assets	281,269	286,802	160,908
Total assets	$ 867,528	$ 818,375	$ 681,617
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$ 93,404	$ 82,177	$ 94,387
Short-term debt and current portion of long-term debt	2,364	2,567	1,484
Total current liabilities	95,768	84,744	95,871
Long-term debt	267,434	312,524	168,591
Deferred taxes and other noncurrent liabilities	91,644	76,009	86,160
Total liabilities	454,846	473,277	350,622
Stockholders' equity	412,682	345,098	330,995
Total liabilities and stockholders' equity	$ 867,528	$ 818,375	$ 681,617

Condensed Consolidated Cash Flows

(dollars in thousands)

Years Ended December 31,	2002	2001 (a)	2000 (a)
Cash flows from operations			
Net income	$ 36,233	$ 25,312	$ 46,707
Depreciation and amortization	40,678	50,797	42,094
Asset Impairments	15,315	21,670	---
Deferred taxes	(8,532)	(16,817)	(6,593)
Net change in working capital (net of assets and liabilities acquired)	16,465	(24,157)	12,935
Net change in other noncurrent assets and liabilities	4,181	(1,619)	(6,471)
Net cash provided from operations	104,340	55,186	88,672
Cash flows from investing activities			
Capital expenditures	(50,303)	(42,948)	(39,456)
Acquisition of businesses (net of cash acquired)	---	(146,640)	(12,488)
Other investing activities	1,278	390	111
Net cash (used in) investing activities	(49,025)	(189,198)	(51,833)
Cash flows from financing activities			
Dividends	(3,117)	(3,075)	(2,991)
Changes in debt (including current portion)	(45,901)	133,007	(58,901)
Other (net)	(218)	7,170	8,592
Net cash provided from (used in) financing activities	(49,236)	137,102	(53,300)
Effect of exchange rate changes on cash	3,521	(1,115)	(1,614)
Net increase (decrease) in cash	9,600	1,975	(18,075)
Cash at beginning of year	23,696	21,721	39,796
Cash at end of year	$ 33,296	$ 23,696	$ 21,721

(a) The Company has restated its consolidated financial statements for the periods 1997 – 2001. During the fourth quarter 2002 management identified certain discrepancies related to intercompany accounts for the five year period 1997 – 2001 and concluded that certain administrative charges were not properly expensed in the prior periods. As a result, operating profit was overstated by approximately $1.7 million, $3.5 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997, and net income was overstated by approximately $1.3 million, $2.9 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997.

2002 Cambrex Corporation and Subsidiaries

Financial Summary			(dollars and shares in thousands, except per share amounts)		
Years Ended December 31,	**2002**	**2001 (a)**	**2000 (a)**	**1999 (a)**	**1998(a)**
Results of Operations					
Gross sales	$ 522,176	$ 499,194	$ 492,544	$ 484,560	$ 441,683
Net revenues	526,943	498,855	492,095	488,489	464,143
Gross profit	200,176 (b)	179,335 (b)	177,495	167,163	163,417
Operating profit	59,483 (b)	45,016 (b)	77,514	69,004 (b)	72,033
Net income	36,233 (b)	25,312 (b)	46,707	37,903 (b)	38,339
Cash flow from operations	104,340	55,186	88,672	88,011	80,686
Earnings per share (c)					
Basic	$ 1.40	$ .99	$ 1.87	$ 1.54	$ 1.58
Diluted	$ 1.37	$ .96	$ 1.79	$ 1.48	$ 1.51
Weighted average shares outstanding (c)					
Basic	25,954	25,648	25,015	24,572	24,194
Diluted	26,520	26,495	26,157	25,613	25,412
Return on investment (d)	6.8%	5.6%	10.7%	9.3%	10.3%
Return on equity (d)	9.3%	7.3%	14.9%	13.3%	15.4%
Dividends per common share (c)	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.11
Results of Operations as a Percentage of Gross Sales					
Gross sales	100.0%	100.0%	100.0%	100.0%	100.0%
Net revenues	100.9%	99.9%	99.9%	100.8%	105.1%
Gross profit	38.3% (b)	35.9% (b)	36.0%	34.5% (b)	37.0%
Operating profit	11.4% (b)	9.0% (b)	15.7%	14.2% (b)	16.3%
Net income	6.9% (b)	5.1% (b)	9.5%	7.8% (b)	8.7%
Financial Position					
Current assets	$ 275,758	$ 243,968	$ 233,371	$ 235,036	$ 231,542
Current liabilities	95,768	84,744	95,871	76,086	79,264
Working capital	179,990	159,224	137,500	158,950	152,278
Current ratio	2.9	2.9	2.4	3.1	2.9
Number of days' sales in accounts receivable	55.6	54.0	56.5	54.2	47.0
Inventory turnover	3.0	3.0	3.1	3.3	2.9
Property, plant and equipment (net)	$ 310,501	$ 287,605	$ 287,338	$ 280,163	$ 255,016
Capital expenditures	50,303	42,948	39,456	30,529	43,007
Total assets	867,528	818,375	681,617	673,396	617,070
Total liabilities	454,846	473,277	350,622	382,246	344,236
Stockholders' equity	412,682	345,098	330,995	291,150	272,834
Ratio of total liabilities to stockholders' equity	1.1	1.4	1.1	1.3	1.3

(a) The Company has restated its consolidated financial statements for the periods 1997 – 2001. During the fourth quarter 2002 management identified certain discrepancies related to intercompany accounts for the five year period 1997 – 2001 and concluded that certain administrative charges were not properly expensed in the prior periods. As a result, operating profit was overstated by approximately $1.7 million, $3.5 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997, and net income was overstated by approximately $1.3 million, $2.9 million, $0.2 million, $0.8 million in 2001, 2000, 1999 and 1998 respectively and understated by $0.1 million in 1997.

(b) Financial results in 2002 include total net special charges of $21.8 million ($15.8 million after tax) consisting of: Rutherford asset impairments and a facility closure of $9.5 million, severance costs of $1.0 million which were recorded in operating expenses, a related inventory write-down of $0.6 million recorded in cost of sales and a goodwill impairment of $4.0 million recorded in operating expenses; an accrual for Vitamin B-3 settlement and litigation costs of $10.0 million; an investment impairment of $3.1 million recorded in other expenses; a $2.6 million benefit related to an insurance settlement recorded in cost of sales; and a $3.8 million arbitration award recorded in other income. 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million for a Vitamin B-3 provision. The proforma impact of FASB No. 142 on 2001 and 2000 was $12.7 million and $9.2 million, before tax, respectively and $8.8 million and $6.5 million, after tax, respectively.

(c) Share and per share data reflect adjustments for a two-for-one stock split in the form of a dividend of one new share for each share held, paid on June 25, 1998.

(d) The Return on Investment (ROI) was calculated using the net income plus the after tax effect of interest cost divided by average shareholder's equity plus average debt. The return on equity (ROE) was calculated using the net income divided by average shareholder's equity.

Three Year Comparison

Cambrex Consolidated



Gross Sales
(in millions)
$ 600
500
400
300
200
2000
2001
2002
Gross Profit
(in millions)
$ 250
200
150
100
(a)(b)
(a)
2000
2001
2002
Operating Profit
(in millions)
$ 100
80
60
40
20
(a)
(a)
(a)
2000
2001
2002
Net Income
(in millions)
$ 60
50
40
30
20
(a)
(a)
(a
2000
2001
2002

Human Health and Biosciences Segments



Gross Sales
(in millions)
$ 500
400
300
200
100
2000
2001
2002
Gross Profit
(in millions)
$ 200
150
100
50
(a)
2000
2001
2002
Gross Profit (%)
50%
40
30
20
10
(a)
2000
2001
2002

(a) Financial results in 2002 include total net special charges of $21.8 million ($15.8 million after tax) consisting of: Rutherford asset impairments and a facility closure of $9.5 million, severance costs of $1.0 million which were recorded in operating expenses, a related inventory write-down of $0.6 million recorded in cost of sales and a goodwill impairment of $4.0 million recorded in operating expenses; an accrual for Vitamin B-3 settlement and litigation costs of $10.0 million; an investment impairment of $3.1 million recorded in other expenses; a $2.6 million benefit related to an insurance settlement recorded in cost of sales; and a $3.8 million arbitration award recorded in other income. 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for an additional Vitamin B-3 provision. The proforma impact of FASB No. 142 on 2001 and 2000 was $12.7 million and $9.2 million, before tax, respectively and $8.8 million and $6.5 million, after tax, respectively.

(b) Gross profit of $203.9 million includes an inventory write-down of $0.6 million, a $2.6 million benefit related to an insurance settlement and a $3.8 million arbitration award, excluding these net benefits, gross profit was $198.1 million.

Retiring Directors



Cyril C. Baldwin, Jr., co-founder of our Corporation, ex-Chairman of the Board, CEO and its first President, will retire as a Director on April 24, 2003, after 22 years of distinguished and dedicated service.

Cy had the courage to seize the opportunity, calculate the risk and overcome the many problems of a fledgling enterprise. Through the uncertainties of the Corporation's emergence and growth, he remained strong, resilient and confident.

His extensive business and leadership skills and experience within the chemical industry were critical elements to the success of the company. Cy's enthusiasm, optimism and passion for Cambrex will always remain with us.



George J. W. Goodman will retire from the Board of Directors of Cambrex Corporation on April 24, 2003, after serving as a Director since 1981.

George's intimate knowledge of the Corporation's business since its inception has permitted him to provide the management with wise advice and counsel. His broad experience made him the source of invaluable contributions to the Corporation.

2002 Cambrex Corporation Information

Principal Office

One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel: (201) 804-3000
Fax: (201) 804-9852

Operating Companies

CasChem, Inc.
40 Avenue A
Bayonne, New Jersey 07002
Tel: (201) 858-7900
Fax: (201) 437-2728

Cambrex Bio Science Baltimore, Inc.
5901 E. Lombard Street
Baltimore, Maryland 21224
Tel: (410) 563-9200
Fax (410) 563-9229

Cambrex Bio Science Copenhagen ApS
Risingevej 1
DK-2665 Vallensbaek Strand
Copenhagen, Denmark
Tel: (45) 43 56 74 00
Fax: (45) 43 56 74 03

Cambrex Bio Science Hopkinton, Inc.
97 South Street
Hopkinton, Massachusetts 01748
Tel: (508) 497-0700
Fax: (508) 497-0777

Cambrex Bio Science Nottingham Limited
BioCity Nottingham
Pennyfoot Street
Nottingham
NG1 1GF
England
Tel: (44) 115 912 4340
Fax: (44) 115 912 4341

Cambrex Bio Science Rockland, Inc.
191 Thomaston Street
Rockland, Maine 04841
Tel: (207) 594-3400
Fax: (207) 594-3426

Cambrex Bio Science Verviers Sprl
Parc Industriel
de Petit-Rechain
B-4800 Verviers, Belgium
Tel: (32) 87-32-16-11
Fax: (32) 87-35-19-67

Cambrex Bio Science Walkersville, Inc.
8830 Biggs Ford Road
Walkersville, Maryland 21793
Tel: (301) 898-7025
Fax: (301) 845-4024

Cambrex Charles City, Inc.
1205 11th Street
Charles City, Iowa 50616
Tel: (641) 257-1000
Fax: (641) 228-4152

Cambrex Karlskoga AB
S-5691 85 Karlskoga
Sweden
Tel: (46) 586-830-00
Fax: (46) 586-321-47

Cambrex North Brunswick, Inc.
Technology Centre of New Jersey
661 Highway One
North Brunswick, New Jersey 08902
Tel: (732) 447-1900
Fax: (732) 447-1910

Cambrex Profarmaco Cork Limited
Little Island
Cork, Ireland
Tel: (353) 214-353-706
Fax: (353) 214-353-589

Cambrex Profarmaco Landen NV
Industriepark
Roosveld 2 B6
B-3400 Landen, Belgium
Tel: (32) 11-88-02-70
Fax: (32) 11-83-22-53

Cambrex Profarmaco Milano S.r.l.
Via Cucchiari, 17
20155 Milan
Italy
Tel: (39) 02-3310-5520
Fax: (39) 02-3310-5730

Heico Chemicals, Inc.
Route 611, PO Box 730
Delaware Water Gap, Pennsylvania 18327
Tel: (570) 420-3900
Fax: (570) 421-9012

Nepera, Inc.
41 Arden House Road
Harriman, New York 10926
Tel: (845) 782-1200
Fax: (845) 783-9713

Seal Sands Chemicals Limited
Seal Sands Road, Seal Sands
Middlesbrough, Cleveland,
TS2 1UB
England
Tel: (44) 1642-546546
Fax: (44) 1642-546068

Zeeland Chemicals, Inc.
215 North Centennial Street
Zeeland, Michigan 49464
Tel: (616) 772-2193
Fax: (616) 772-7344

Regional Companies and Offices

Cambrex Bio Science Milano S.r.l.
Via Galileo Galilei, 6
Caravaggio (BG)
Italy
Tel: (39) (0) 363 35 14 70
Fax: (39) (0) 363 35 14 75

Cambrex Bio Science Paris SARL
Polyparc, Bât. 15
rue Vladimir Jankélévitch
77184 Emerainville
France
Tel: (33) 160 95 81 80
Fax: (33) 160 95 81 81

Cambrex Bio Science Wokingham Limited
BioWhittaker House
1 Ashville Way
Wokingham, Berkshire
RG41 2PL England
Tel: (44) 118-979-5234
Fax: (44) 118-979-5231

Cambrex Center of Technical Excellence
Technology Centre of New Jersey
661 Highway One
North Brunswick, New Jersey 08902
Tel: (732) 447-1900
Fax: (732) 447-1910

Cambrex Chemicals Pvt. Limited
652, Solitaire Corporate Park
167, Guru Hargovindji Marg
Chakala, Andheri (East)
Mumbai - 400 093 - India
Tel: (91) 22 56972883
Fax: (91) 22 56972888652

Cambrex France SARL
Polyparc, Bât. 15
rue Vladimir Jankélévitch
77184 Emerainville
France
Tel: (33) 160 95 81 80
Fax: (33) 160 95 81 81

Cambrex GmbH
Wettersteinstrasse 4
D-82024 Taufkirchen
Germany
Tel: (49) 89-66 62 90-60
Fax: (49) 89-66 62 90-75

Cambrex Italia S.r.l.
Via Cucchiari, 17
20155 Milan
Italy
Tel: (39) 02-3310-5520
Fax: (39) 02-3310-5730

Cambrex – Japan Liaison Office
c/o J.K. Hay Consulting
16-9 Noge 3-chome, Setagaya-ku
Tokyo 158-0092 Japan
Tel: (813) 3702-5758
Fax: (813) 3702-5768

Cambrex (UK and Eire) Limited
c/o Seal Sands Chemicals Limited
Seal Sands Road, Seal Sands
Middlesbrough, TS2 1UB
England
Tel: (44) 1642-546546
Fax: (44) 1642-546068

Rutherford Chemicals, Inc.
c/o 41 Arden House Road
Harriman, New York 10926
Tel: (845) 782-1200
Fax: (845) 783-9713

Shareholders Information

Annual Meeting

April 24, 2003 at 1:00 PM
Sheraton Meadowlands Hotel
and Conference Center
Seminar Room
Two Meadowlands Plaza
East Rutherford, New Jersey 07073

Common Stock

Listed on New York Stock
Exchange under the
Symbol CBM

Investor Relations

For additional information or a
copy of Form 10-K, please contact:
Investor Relations Department
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel: (201) 804-3062
Fax: (201) 804-9852
www.cambrex.com

Transfer Agent and Registrar

American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038
Tel: (718) 921-8200

Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, New Jersey 07932
Tel: (973) 236-4000

Cambrex Corporation Senior Officers, Board of Directors and Scientific Advisory Board

Cambrex Corporation Senior Officers

James A. Mack
Chairman of the Board, President
and Chief Executive Officer

Luke M. Beshar
Senior Vice President
and Chief Financial Officer

Thomas N. Bird
Vice President – Corporate Development

Ronnie D. Carroll, Ph.D.
Vice President and Chief Technology
Officer, Pharmaceutical Technologies

Salvatore J. Guccione
Executive Vice President,
Corporate Strategy and Development

Steven M. Klosk
Executive Vice President – Administration

Daniel R. Marshak, Ph.D.
Vice President and Chief Technology
Officer, Biotechnology

Peter E. Thauer
Senior Vice President – Law and
Environment, General Counsel and Secretary

Cambrex Corporation Board of Directors

James A. Mack
Chairman of the Board, President
and Chief Executive Officer
Director since 1990

Cyril C. Baldwin, Jr. (3)(4)
Founder, Chairman Emeritus
Director since 1981

Rosina B. Dixon, M.D. (2)(4)
Consultant to pharmaceutical companies
Director since 1995

George J. W. Goodman (1)(4)
President, Chairman and CEO
Continental Fidelity, Inc.
(Editorial consulting services
and products firm)
Director since 1981

Roy W. Haley (1)(4)
President and Chief Executive Officer
WESCO Distribution, Inc.
(Electrical distribution company)
Director since 1998

Kathryn Rudie Harrigan (1)(4)
Henry R. Kravis Professor
of Business Leadership
Columbia University
Director since 1994

Leon J. Hendrix, Jr. (3)(4)
Chairman
Remington Arms Company, Inc.
(Sporting firearms and
ammunition manufacturer)
Director since 1995

Ilan Kaufthal (2)(4)
Vice Chairman of Investment Banking
Bear, Stearns & Co., Inc.
Director since 1981

William B. Korb (1)(4)
Retired Director, President
and Chief Executive Officer
Marconi Commerce Systems, Inc.
(Gasoline pump and dispenser manufacturer)
Director since 1999

Robert LeBuhn (2)(3)(4)
Retired Chairman of the Board
Investor International (U.S.), Inc.
(A private investment firm)
Director since 1981

John R. Miller (2)(4)
Chairman and Chief Executive Officer
Petroleum Partners, Inc.
(A company providing outsourcing
services to the petroleum industry)
Director since 1998

Peter G. Tombros (3)(4)
Chairman and Chief Executive Officer
VivoQuest
(A private biopharmaceutical company)
Director since 2002

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee
(4) Member of Environmental Committee

Scientific Advisory Board

Lester Mitscher, Ph.D.
Distinguished Professor
of Medicinal Chemistry
University of Kansas

Ivan M. Roitt, D.Sc., F.R.S.
Emeritus Professor
Department of Immunology
University College London
Co-Director of the Immunoprotein
Engineering Group

Michael R. Rosen, M.D.
Gustavus A. Pfeiffer Professor of
Pharmacology
Professor of Pediatrics
Director, Center for Molecular Therapeutics
Columbia University College of Physicians
and Surgeons
New York, New York

David J. Triggle, Ph.D.
University Professor
Distinguished Professor
School of Pharmacy and
Pharmaceutical Sciences
State University of New York

Florian Wurm, Dr. rer. nat.
Professeur ordinaire de Biotechnologie,
Swiss Federal Institute of
Technology Lausanne, EFPL
Laboratory of Cellular Biotechnology
Lausanne, Switzerland


CAMBREX

One Meadowlands Plaza | East Rutherford, New Jersey 07073 | www.cambrex.com
Phone: (201) 804-3000 | Fax: (201) 804-9852